Exhibit 99.1
ASML reports €6.9 billion net sales and €1.9 billion net income in Q2 2023
Incremental DUV revenue drives expected 2023 sales growth towards 30%

VELDHOVEN, the Netherlands, July 19, 2023 – Today ASML Holding NV (ASML) has published its 2023 second-quarter results.

•Q2 net sales of €6.9 billion, gross margin of 51.3%, net income of €1.9 billion
•Quarterly net bookings in Q2 of €4.5 billion2 of which €1.6 billion is EUV
•ASML expects Q3 2023 net sales between €6.5 billion and €7.0 billion and a gross margin of around 50%
•ASML expects 2023 net sales growth towards 30% compared to 2022

(Figures in millions of euros unless otherwise indicated)	Q1 2023	Q2 2023
Net sales	6,746	6,902
...of which Installed Base Management sales[1]	1,404	1,296

New lithography systems sold (units)	96	107
Used lithography systems sold (units)	4	6

Net bookings[2]	3,752	4,500

Gross profit	3,413	3,544
Gross margin (%)	50.6	51.3

Net income	1,956	1,942
EPS (basic; in euros)	4.96	4.93

End-quarter cash and cash equivalents and short-term investments	6,653	6,346
(1) Installed Base Management sales equals our net service and field option sales
(2) Net bookings include all system sales orders and inflation related adjustments, for which written authorizations have been accepted.
Numbers have been rounded for readers' convenience. A complete summary of US GAAP Consolidated Statements of Operations is published on www.asml.com

CEO statement and outlook
"Our second-quarter net sales came in at €6.9 billion, at the high end of our guidance, with a gross margin of 51.3%, higher than guided, primarily driven by additional DUV immersion revenue in the quarter.

"Our customers across different market segments are currently more cautious due to continued macro-economic uncertainties, and therefore expect a later recovery of their markets. Also, the shape of the recovery slope is still unclear. However, our strong backlog of around €38 billion provides us with a good basis to navigate these short-term uncertainties.

"We expect third-quarter net sales between €6.5 billion and €7.0 billion with a gross margin of around 50%. ASML expects R&D costs of around €1.0 billion and SG&A costs of around €285 million. Due to strong DUV revenue and despite the increased uncertainties, ASML expects strong growth for 2023 with a net sales increase towards 30% and a slight improvement in gross margin, relative to 2022," said ASML President and Chief Executive Officer Peter Wennink.

Update dividend and share buyback program
An interim dividend of €1.45 per ordinary share will be made payable on August 10, 2023.

In the second quarter we purchased around €500 million worth of shares under the current 2022-2025 share buyback program.

Details of the share buyback program as well as transactions pursuant thereto, and details of the dividend are published on ASML's website (www.asml.com/investors).

Media Relations contacts	Investor Relations contacts
Monique Mols +31 6 5284 4418	Skip Miller +1 480 235 0934
Sarah de Crescenzo +1 925 899 8985	Marcel Kemp +31 40 268 6494
Karen Lo +886 939788635	Peter Cheang +886 3 659 6771

Quarterly video interview and investor call
With this press release, ASML has published a video interview in which CEO Peter Wennink discusses the 2023 second-quarter results and outlook for 2023. This video and the transcript can be viewed on www.asml.com.

An investor call for both investors and the media will be hosted by CEO Peter Wennink and CFO Roger Dassen on July 19, 2023 at 15:00 Central European Time / 09:00 US Eastern Time. Details can be found on our website.

About ASML
ASML is a leading supplier to the semiconductor industry. The company provides chipmakers with hardware, software and services to mass produce the patterns of integrated circuits (microchips). Together with its partners, ASML drives the advancement of more affordable, more powerful, more energy-efficient microchips. ASML enables groundbreaking technology to solve some of humanity's toughest challenges, such as in healthcare, energy use and conservation, mobility and agriculture. ASML is a multinational company headquartered in Veldhoven, the Netherlands, with offices across Europe, the US and Asia. Every day, ASML’s more than 41,500 employees (FTE) challenge the status quo and push technology to new limits. ASML is traded on Euronext Amsterdam and NASDAQ under the symbol ASML. Discover ASML – our products, technology and career opportunities – at www.asml.com.

US GAAP and IFRS Financial Reporting
ASML's primary accounting standard for quarterly earnings releases and annual reports is US GAAP, the accounting principles generally accepted in the United States of America. Quarterly US GAAP Consolidated Statements of Operations, Consolidated Statements of Cash Flows and Consolidated Balance Sheets are available on www.asml.com.
The Consolidated Balance Sheets of ASML Holding N.V. as of July 2, 2023, the related Consolidated Statements of Operations and Consolidated Statements of Cash Flows for the quarter and six-month period ended July 2, 2023 as presented in this press release are unaudited.
Today, July 19, 2023, ASML also published its Statutory Interim Report for the six-month period ended July 2, 2023. This report is in accordance with the requirements of the EU Transparency Directive as implemented in the Netherlands, and includes Condensed Consolidated Interim Financial Statements prepared in accordance with IAS 34 as adopted by the European Union 'Interim Financial Reporting', an Interim Management Report and a Managing Directors' Statement and is available on www.asml.com.

Regulated information
This press release contains inside information within the meaning of Article 7(1) of the EU Market Abuse Regulation.

Forward Looking Statements
This document and related discussions contain statements that are forward-looking within the meaning of the U.S. Private Securities Litigation Reform Act of 1995, including statements with respect to plans, strategies, expected trends, including trends in semiconductor end markets and technology industry and business environment trends, demand, expected utilization and capacity, backlog, inventory levels at customers, bookings and orders, outlook and expected financial results, including expected growth in revenue for 2023, estimated annualized effective tax rate and other full year 2023 expectations, including statements with respect to DUV immersion fast shipments and EUV fast shipments, expected net sales for Q3 2023, including installed base revenue, gross margin, R&D costs, SG&A costs, statements made at our 2022 Investor Day, including revenue and gross margin opportunity for 2025 and 2030, statements with respect to export control policy and regulations and expected impact on us, statements with respect to our capital allocation policy, including plans to return significant amounts of cash through growing dividends and buybacks, including the amount of shares intended to be repurchased under the program and the intention to pay an increasing dividend, our ESG sustainability strategy and other non-historical statements. You can generally identify these statements by the use of words like “may”, “will”, “could”, “should”, “project”, “believe”, “anticipate”, “expect”, “plan”, “estimate”, “forecast”, “potential”, “intend”, “continue”, “target”, “future”, “progress”, “goal” and variations of these words or comparable words. These statements are not historical facts, but rather are based on current expectations, estimates, assumptions and projections about our business and our future financial results and readers should not place undue reliance on them. Forward-looking statements do not guarantee future performance and involve a number of substantial known and unknown risks and uncertainties. These risks and uncertainties include, without limitation, economic conditions, product demand and semiconductor equipment industry capacity, worldwide demand and manufacturing capacity utilization for semiconductors, general trends and general consumer confidence in the semiconductor industry, the impact of general economic conditions, including the impact of the current macroeconomic uncertainty on the semiconductor industry, interest rates, geopolitical developments, the risk of a recession, demand for our customers’ products, performance of our systems, the impact of COVID-19 and other pandemics and measures taken to contain them on us, our suppliers, the global economy and financial markets, the impact of the Russian military actions in the Ukraine and measures taken in response on the global economy and global financial markets and other factors that may impact ASML’s financial results, including semiconductor inventory and utilization levels, customer demand, ASML’s ability to obtain parts and components for its products and otherwise meet demand, the success of technology advances and the pace of new product development and customer acceptance of and demand for new products, production capacity and our ability to adjust capacity to meet demand, the impact of inflation, the number and timing of systems ordered, shipped and recognized in revenue, and the risk of order cancellation or push outs, supply chain capacity and constraints and logistics and constraints on our ability to produce systems to meet demand, trends in the semi-conductor industry, our ability to enforce patents and protect intellectual property rights and the outcome of intellectual property disputes and litigation, availability of raw materials, critical manufacturing equipment and qualified employees, trade environment, import/export and national security regulations and orders and their impact on us, including the impact of recent and expected changes in export regulations, changes in exchange and tax rates, available liquidity and liquidity requirements, our ability to refinance our indebtedness, available cash and distributable reserves for, and other factors impacting, dividend payments and share repurchases, results of the share repurchase programs, our ability to meet ESG goals and improve performance on ESG sustainability and upgrade ESG strategy, and other risks indicated in the risk factors included in ASML’s Annual Report on Form 20-F for the year ended December 31, 2022 and other filings with and submissions to the US Securities and Exchange Commission. These forward- looking statements are made only as of the date of this document. We undertake no obligation to update any forward-looking statements after the date of this report or to conform such statements to actual results or revised expectations, except as required by law.